Exhibit 99.16

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Florent SEGURA
Tél. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total to Create a Technical Support Center and a Refining Training Center
at the Flandres Refinery in Dunkirk, France
Paris, February 1, 2010 — At a special meeting of the Central Works Council on February 1, 2010, to discuss the Flandres refinery’s current situation and long-term future, Total stated that it hoped to continue studies currently under way to secure the future of the site, reflecting its commitment to reaching a comprehensive and satisfactory solution in terms of operations and employment.
In response to the structural, permanent decline in petroleum product demand affecting the refining industry, operations at Flandres were halted in September 2009. The market is not forecast to improve, which means that the scheduled five-year turnaround maintenance program cannot be performed in March 2010.
Without anticipating the final decision that will be made, Total is responding to employee and contractor concerns by committing to:
•	guaranteeing each employee a job at Total that is a fit with his or her competencies.

•	ensuring that the Flandres establishment has a future within the Group. Its new activities will leverage the full spectrum of employee competencies and expertise, in particular through the creation of a Refining Operations Technical Support Center for the Group and a training school, which combined would maintain two-thirds of the current refinery jobs.

•	continuing to be a major economic partner of the Dunkirk region, especially the port, through a potential interest in EDF’s planned LNG terminal, which would cement the region’s energy specialization.

•	helping to secure the future of local contractors.

•	working with all regional stakeholders.
To continue the dialogue engaged with employee representatives, Total has proposed a schedule of meetings so that a decision can be reached by the end of June.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com